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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                       ----------------------
                                                       SEC File No. 000-20840
                                                       CUSIP No. 740822 30-9
                                                       -----------------------

(Check One): __Form 10-K  __Form 20-F  __Form 11-K  _X_Form 10-Q  __Form N-SAR

For Period Ended:  August 31, 2000

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  President Casinos, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):
802 North First Street

City, State and Zip Code:  St. Louis, Missouri  63102

PART II - NARRATIVE

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On October 10, 2000, the Registrant completed the sale of substantially all of the assets relating to is Davenport, Iowa gaming and hotel operations for an aggregate consideration of $58.2 million. In addition on October 10, 2000, the Registrant entered into an agreement with the holders of certain of its 13% Senior Exchange Notes due September 15, 2001 and its 12% Secured Notes due September 15, 2001, related to a proposed restructuring of such debt obligations. Despite the Registrants diligent efforts, completion of the Registrant's Quarterly Report on Form 10-Q has been delayed due to the recent development and unanticipated difficulties associated with finalizing financial statements and disclosures of the Registrant in light of the sale of the Davenport casino and hotel operations and the proposed restructuring of the Registrant's debt obligations.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this
notification:    Ralph J. Vaclavik     314-622-3180

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   _X_Yes     ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
thereof?   _X_Yes     ___No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimated of the results cannot be made.

The Registrant anticipates that the statements of operations included in its Quarterly Report on Form 10-Q for the three-month period ended August 31, 2000 will report a net loss of approximately $15.7 million, or $3.13 per share, compared to a net loss of $1.4 million, or $0.29 per share, for the three-month period ended August 31, 1999. The Registrant anticipates that revenues reported for the three-month period will be approximately $47.3 million, a decrease of $5.4 million, or 10.2%, from revenues if $52.7 million reported by the Registrant for the three-month period ended August 31, 1999. The Registrant also anticipates that the statements of operations for the three-month period ended August 31, 2000, will reflect a $11.4 million expense for impairment of long-lived assets resulting from a re-evaluation by management of the net realizable value of the Registrant's assets based on their intended future use, market conditions and current offers to purchase such assets made by third parties.
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President Casinos, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  October 17, 2000


By:    /s/ Ralph J. Vaclavik
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       Ralph J. Vaclavik
       Senior Vice President and
       Chief Financial Officer